June 8, 2005

Mail Stop 70-10

Ms. Lisa Fries Gardner
c/o Foster Wheeler Inc.
Perryville Corporate Park
Clinton, New Jersey   08809 4000

Re:	Foster Wheeler Ltd.
	Registration Statement on Form S-3
	Filed May 25, 2005
	File No. 333-125223

Dear Ms. Gardner:

	We have limited our review of your filing to those issues we have addressed in the comment below. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that the company is relying on Instruction I.B.4 of Form S-3 to register the issuance of common stock underlying the warrants. Please advise the staff supplementally of the steps the company has taken to comply with paragraphs (b) and (c) of general instruction I.B.4 of Form S-3.


Closing Comments

      Please furnish a cover letter that provides the requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision.
Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Pleas allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	Please contact Dorine Miller at (202) 551-3711 or Chris
Edwards,
who supervised review of your filing, at (202) 551-3742 with any questions.


							Sincerely,



							Pamela A. Long
							Assistant Director




cc:	Tracy Kimmel, Esq.
      Robert Scott, Esq.
	King & Spalding LLP
	1185 Avenue of the Americas
	New York, New York 10036
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Ms. Lisa Fries Gardner
Foster Wheeler Ltd.
June 8, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE